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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Robert K. Ipson,
      48 West 300 South, #2303N, Salt Lake City, UT 84101

2.   Issuer Name and Ticker or Trading Symbol:  NATEX CORPORATION (NATX)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 2/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): 2/15/00
3. Transaction Code:    Code: P
4. Securities Acquired (A) or Disposed of (D): Amount: (A) 10,000 shares

1. Title             5. Amount of           6. Ownership Form:         7.     Nature of
    of                 Securities               Direct(D)or               Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                   Ownership
                     At End of Month
 --------           ------------------         ---------------            -------------------
Common Stock           221,000                      D                            N/A
Common Stock            40,000                      I                     Shares held of record by Linda L.
                                                                           Ipson, spouse of Robert K. Ipson
Common Stock               800                      I                     Shares held of record by the Robert K.
                                                                           Ipson, IRA
Common Stock               500                      I                     Shares held of record by the Linda Lou
                                                                           Ipson, IRA

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Warrants
2. Conversion or Exercise Price of Derivative Security: $1.00
3. Transaction Date (Month/Day/Year):     9/2/99
4. Transaction Code:
      (i)   G
      (ii)  G
      (iii) E

5. Number of Derivative Securities Acquired (A) or Disposed of (D):
      (i)  (D)   Bob   40,000 by gift
      (ii) (D)   Linda 30,000 by gift
      (iii)(D)   Linda 10,000 by exercise

6. Date Exercisable and Expiration Date (Month/Day/Year): exercisable 5/7/99 Expiration 3/30/2002

7. Title and Amount of Underlying Securities: Common Stock,

8. Price of Derivative Security: n/a (see explanation below)

9. Number of Derivative Securities Beneficially Owned at End of Month:
     Bob Ipson    Options  100,000
                  Warrants 160,000
     Linda Ipson  Warrants  30,000

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
     (D) 100,000 Options
     (D) 160,000 Warrants
     (I)  30,000 Warrants

11.  Nature of Indirect Beneficial Ownership:
      The 30,000 Warrants are held by Linda Ipson, spouse of Robert Ipson

Explanation of Responses: The warrants listed in Table II were acquired as units, consisting of one share and one warrant to purchase one share at an exercise price of $1.00 per share, priced at $0.50 per unit.

Signature of Reporting Person: /S/
Date:     3/1/00